Exhibit 99(A)(16)
Change of ownership in TDC coming up
January 12, 2006
A change of ownership in TDC is close. Nordic Telephone Company (NTC) announced this morning that the company’s offer to purchase the shares in TDC had been accepted in respect of approximately 85.5% of the share capital. At the same time, NTC extended the tender offer to expire on Friday January 20, 2006 (06.01 a.m. Central European Time, 00.01 a.m. New York City time) and reduced the minimum condition, so that NTC will complete the acquisition with an ownership share of 85% of TDC’s share capital.
The reduction of the minimum condition and the extension of the offer period do no give the Board of Directors reason to change or amend the Board’s statement to the shareholders regarding the public tender offer (stock exchange announcement no. 25/2005 of December 2, 2005). The Board’s recommendation to the shareholders of TDC A/S to accept NTC’s offer is thus upheld.
“I can say on behalf of the Board that it has been very gratifying to witness the strong support of the Board’s recommendation to sell the shares to NTC expressed in the fact that 85.5% of the shareholders have accepted. Although the sale is not yet completed, it is fair to assume that TDC will have new owners in a short period of time. In that case I will welcome NTC as the new controlling shareholder,” says Thorleif Krarup, Chairman of the TDC Board.
“The Board notes that while ATP has not as yet accepted NTC’s offer, ATP has expressed full confidence in and support of the TDC Board, applauding the management of TDC for their handling of the offer. Also, ATP finds that the Board’s recommendation to accept was understandable,” he adds.
On behalf of NTC, Kurt Björklund said in a press release this morning:
“Shareholders have reacted very positively toward NTC’s tender offer and we are extremely pleased with the result of the tender offer so far. NTC remains confident it will be able to acquire 100% of TDC and encourages all shareholders and holders of TDC ADSs to tender. We are looking forward to working with the management of TDC and building further on the strategies announced by TDC management for the benefit of the company, its employees and customers.”
As described in the Offer Document, NTC expects to continue the strategy publicly announced by TDC with respect to its integrated Nordic mobile, fixed line, cable and broadband delivery; capitalizing on the growth in the mobile and broadband markets; its plans for personnel (including employment terms); and the continued development of its Swiss operations.

“In the TDC management, we have taken notice of Kurt Björklund’s statement this morning and of NTC’s intentions, which have been expressed before, to continue the strategies previously announced by TDC on all central areas. We are glad that there is a will to cooperate to the benefit of customers, employees and of the communities in which we operate. That spirit of cooperation will be reciprocated by TDC’s daily management, and we look very much forward to constructive day-to-day operations with NTC as the new owners,” says Henning Dyremose, Managing Director and Chief Executive Officer of TDC.
Further information to the press:
Call TDC’s Press Office on +45 3343 7337

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